UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-36896

CHAINCE DIGITAL HOLDINGS INC.

(Registrant’s name)

1251 Avenue of the Americas, Fl 41,

New York, NY 10020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Chaince Digital Holdings Inc. (formerly known as Mercurity Fintech Holding Inc.), a Cayman Islands exempted company (the “Company”), is furnishing this Form 6-K to provide its unaudited condensed consolidated financial statements for the six months ended June 30, 2025, and incorporate such financial statements into the Company’s registration statement referenced below.

Except as expressly stated below, this report on Form 6-K (including the exhibits hereto) is being furnished and shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on   Form S-8 of the Company (File Number 333-287201), as amended, and into the prospectus outstanding under the foregoing registration statement; and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 20, 2025 and last amended on June 26, 2025 (Registration No. 333-287428).

to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Exchange Act.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and for the Six Months Ended June 30, 2025 and 2024 and Management’s Discussion and Analysis for Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chaince Digital Holdings Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

By:	/s/ Yukuan Zhang
Name:	Yukuan Zhang
Title:	Chief Financial Officer

Date: December 10, 2025